ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Colleen Bathen Meyer
T 415 315 6366
F 415 315 4819
Colleen.Meyer@ropesgray.com

December 30, 2014

VIA EDGAR

Ms. Barbara T. Heussler, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Pantheon Private Equity Fund, LLC, et al., File No. 812-14337

Dear Ms. Heussler:

Enclosed please find an amended and restated application (the “Application”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order granting exemptions from Sections 18(c) and 18(i) of the Act, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for AMG Pantheon Private Equity Fund, LLC (the “Fund”), AMG Pantheon Private Equity Master Fund, LLC (the “Master Fund,” and collectively with the Fund, the “Funds”), Pantheon Ventures (US) LP (the “Adviser”) and AMG Distributors, Inc. (the “Placement Agent,” collectively, the “Applicants”). The Application is being submitted to respond to written comments provided by you on November 10, 2014 and to make certain updating and conforming changes. Also enclosed please find a copy of the Application marked to show changes from the application submitted by the Applicants to the Securities and Exchange Commission (the “Commission”) on July 25, 2014. The staff’s comments and the Funds’ responses are set forth below. Certain defined terms used herein have the meaning set forth in the Application.

General Comments

1. Comment: On pages 4-5, Applicants state that the Master Fund may co-invest in portfolio companies. The response letter dated July 11, 2014 to the Disclosure Review Office states that the fund may or may not engage in any particular co-investments with another client of the Adviser. Please clarify whether the fund will co-invest with an affiliate of the Adviser, and if so, how these investments are permitted under section 17(d) of the Act.

Response: The Master Fund may invest alongside other clients of the Adviser, including clients that are deemed to be affiliates of the Adviser under the Act. The Master Fund is in the process of preparing an application for exemptive relief from the Commission to permit any such investments that would be prohibited by Section 17(d) of the Act and not otherwise covered by the principles articulated in Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000).

2. Comment: On page 5, Applicants state that the Master Fund will invest in ETFs. Please state whether these investments comply with section 12(d)(1) of the Act or whether the investments will be in ETFs that have received an order from the Commission permitting such investments.

Response: The Applicants confirm that these investments will either comply with section 12(d)(1) of the Act or such ETFs will have received an order from the Commission permitting such investments.

Specific Comments

3. Comment: On the cover page and page 3 of the application, please insert the file no. 812-14337.

Response: The requested change has been made.

4. Comment: On page 8, please insert the following sentence at the end of the third paragraph, if accurate: “Thus, the Placement Agent is under common control with the Adviser and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser.”

Response: The requested change has been made.

5. Comment: On page 27, in the second full paragraph, please insert as the first sentence, the following: “Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.”

Response: The requested change has been made.

6. Comment: On page 27, in section VI. Applicants’ Condition:

a. Please replace “The Feeder Fund agrees” with “The Applicants agree”.

b. Please insert “, and where applicable, 11a-3” after “22d-1”.

Response: The requested changes have been made.

Please direct any questions you may have with respect to this filing to me at (415) 315-6366.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:	Lewis Collins, AMG Funds LLC
Leslie Osborn, AMG Funds LLC
Gregory C. Davis
Frederick O. Quenzer

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